UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FOXO TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

15% Senior Promissory Notes

(Title of Class of Securities)

N/A

(CUSIP Number)

Tyler Danielson

Interim Chief Executive Officer

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

(612) 562-9447

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Nimish Patel, Esq.

Blake Baron, Esq.

Mitchell Silberberg & Knupp LLP

2049 Century Park East, 18th Floor

Los Angeles, California 900064

(310) 312-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by FOXO Technologies Inc. (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to the offer by the Company to each holder of the Company’s 15% Senior Promissory Notes that were issued to accredited investors in a private placement pursuant to a Senior Promissory Note Purchase Agreement, dated September 20, 2022, between the Company and each purchaser thereof (the “PIK Note Purchase Agreement”), outstanding as of April 27, 2023 (the “PIK Notes”), to receive 1.25 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), for every $1.00 of the Original Principal Amount (as defined in the PIK Notes) of such holder’s PIK Notes, in exchange for the consent by such holder of outstanding PIK Notes to amendments to the PIK Note Purchase Agreement in the Offer (as defined below). The Offer is made upon and subject to the terms and conditions set forth in the Offer to Amend 15% Senior Promissory Notes and Consent Solicitation of FOXO Technologies Inc. (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(B), and in the related Election to Consent, a copy of which is filed herewith as Exhibit (a)(1)(C) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Pursuant to the Offer, on the terms and subject to the conditions thereof, assuming receipt of Majority Consent and Stockholder Approval (each as defined below), the PIK Note Purchase Agreement will be amended to permit the following issuances by the Company of Class A Common Stock and Common Stock Equivalents (as defined in the PIK Note Purchase Agreement), without prepaying the PIK Notes as required by the terms thereof, in the form attached as Exhibit A-1 to the Election to Consent: (i) the issuance of shares of Class A Common Stock in connection with the Offer, (ii) the issuance of shares of Class A Common Stock in connection with the Exchange Offer (as defined below), (iii) the issuance of shares of Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement) in connection with the 2022 Debenture Release (as defined below), (iv) the issuance of shares of Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement) in (a) a private placement of the Company’s equity, equity-linked or debt securities resulting in gross proceeds to the Company no greater than $5 million (the “Private Placement”) and/or (b) a registered offering of the Company’s equity, equity-linked or debt securities resulting in gross proceeds to the Company no greater than $20 million (a “Public Financing”); provided that (A) the proceeds of a Private Placement resulting in gross proceeds to the Company of at least $2 million are used by the Company to prepay not less than 25% of the Outstanding Principal Balance (as defined in the PIK Notes) as of the date of prepayment on a pro-rata basis upon the closing of such Private Placement, and (B) the proceeds of a Public Financing resulting in gross proceeds to the Company of at least $10 million are used by the Company to prepay all of the Outstanding Principal Balance as of the date of prepayment upon the closing of such Public Financing, and (v) the issuance of shares of Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement) as Private Placement Additional Consideration (as defined below) (collectively, the “PIK Note Amendment”).

The PIK Note Amendment is subject to the consent of holders that purchased at least 50.01% in interest of the aggregate principal balance of the PIK Notes (the “Majority Consent”). Obtaining the Majority Consent to approve the PIK Note Amendment is a condition to the Offer, which condition may be waived by the Company.

The Class A Common Stock is listed on NYSE American and, as a result, we are subject to the rules and regulations of NYSE American. Although we do not know the exact number of shares of Class A Common Stock to be issued pursuant to the Offer, it is likely that the consummation of the Offer will result in the issuance of more than 20% of our currently outstanding Class A Common Stock. As a result, stockholder approval of the issuance (the “Stockholder Approval”) is required by Section 713(a) of the NYSE American Company Guide, and such issuance will be submitted to the Company’s stockholders for approval at our 2023 annual meeting of stockholders tentatively scheduled to be held on May 26, 2023. Obtaining the Stockholder Approval is a condition to the Offer, which condition may not be waived by the Company.

Assuming the Company receives consents from all PIK Note holders and Stockholder Approval is obtained, the Company will issue on a pro rata basis to the holders of the PIK Notes approximately 4,321,875 shares of Class A Common Stock in consideration for the PIK Note Amendment, on the terms and subject to the conditions of the Offer.

The PIK Notes and the Class A Common Stock issuable in the Offer are “restricted securities” and may not be sold by the holder absent a registration statement covering the resale of the shares or an exemption from the registration requirements of federal and applicable state securities laws. There is no established trading market for the PIK Notes, and we do not intend to list the PIK Notes for trading on any exchange or market. The Company will undertake at its sole expense to file a resale registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering all of the shares of Class A Common Stock to be issued pursuant to the Offer promptly following the issuance of such shares of Class A Common Stock to holders of the PIK Notes in the Offer, but no later than 30 days thereafter. The Company may not effect a reverse split of the outstanding shares of Class A Common Stock sooner than 15 calendar days after such registration statement is declared effective by the SEC without prepaying the PIK Notes in full.

In order to participate in the Offer, holders of PIK Notes must agree to a general release in the form attached as Exhibit A-5 to the Election to Consent (the “General Release Agreement”).

Concurrently with the Offer, the Company is also conducting an offer, pursuant to separate offer documents, in which the Company is offering to each holder of the Company’s then outstanding warrants to purchase one share of Class A Common Stock per warrant at an exercise price of $6.21, subject to adjustment, that were originally issued to accredited investors by FOXO Technologies Operating Company (“Legacy FOXO”) in a private placement of convertible debentures (the “2021 Debentures”) and warrants and assumed by the Company (f/k/a Delwinds Insurance Acquisition Corp.) in connection with the business combination between the Company and Legacy FOXO consummated on September 15, 2022 (the “Business Combination” and such assumed warrants the “Assumed Warrants”), to receive 4.83 shares of Class A Common Stock in exchange for each outstanding Assumed Warrant tendered by the holder and exchanged pursuant to such offer (the “Exchange Offer”). If all outstanding Assumed Warrants are tendered in the Exchange Offer, the Company’s obligation to issue 1,905,853 shares of Class A Common Stock under the Assumed Warrants would be eliminated and approximately 9,205,270 shares of Class A Common Stock, subject to the stockholder approval, would be issued to the Assumed Warrant holders in exchange for the Assumed Warrants.

As part of the Exchange Offer, the Company is also soliciting consents from holders of the Assumed Warrants to amend and restate, in accordance with its terms (the “Warrant Amendment”), the Securities Purchase Agreement, dated as of January 25, 2021, by and between the Legacy FOXO (and assumed by the Company in connection with the Business Combination) and each purchaser of securities identified on the signature pages thereto (as amended, the “Securities Purchase Agreement”), which governs all of the Assumed Warrants, to ensure that the issuance of shares of Class A Common Stock and certain issuances of Common Stock Equivalents (as defined in the Securities Purchase Agreement) in connection with the Offer, the Exchange Offer, the 2022 Debenture Release (as defined below), a Private Placement and a Public Financing, and as Private Placement Additional Consideration (as defined below), as well as any previous issuance of Class A Common Stock, do not trigger an anti-dilution adjustment of the exercise price of Assumed Warrants. Pursuant to the terms of the Securities Purchase Agreement, the consent of the holders of Assumed Warrants that purchased at least 50.01% in interest of the 2021 Debentures, based on the initial subscription amounts thereof, would be required to approve the Warrant Amendment.

This Schedule TO and the Offer do not relate to the Exchange Offer or the Warrant Amendment.

The board of directors of the Company has also authorized the Company to offer Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement or the Securities Purchase Agreement, as applicable) in exchange for a general release by the former holders of debentures issued in 2022 by Legacy FOXO (the “2022 Debentures”), which 2022 Debentures were exchanged by the Company for Class A Common Stock in connection with the Business Combination, subject to stockholder approval and other conditions to be determined by the Company, at a future date to be determined by the Company (the “2022 Debenture Release”). As currently contemplated, and subject to change, each former holder of the 2022 Debentures that executes such general release would receive approximately 0.67 shares of Class A Common Stock for every $1.00 of original principal amount of its 2022 Debentures, and if all former holders of 2022 Debentures execute such general release, approximately 18,760,000 shares of Class A Common Stock would be issued by the Company to such former holders of the 2022 Debentures.

If the Company conducts a Private Placement because the PIK Note Amendment has been approved, each investor who participates in the Private Placement who was a holder of PIK Notes or Assumed Warrants as of the commencement of the Offer or the Exchange Offer, as applicable, and each former holder of 2022 Debentures, may receive additional shares of Class A Common Stock or Common Stock Equivalents (as defined in the PIK Note Purchase Agreement or the Securities Purchase Agreement, as applicable) as further consideration for participating in the Private Placement, in addition to the equity purchase price and other terms of such Private Placement offered to all investors, whether or not such holder of PIK Notes consented to the PIK Note Amendment in the Offer and whether or not such holder of Assumed Warrants tendered its Assumed Warrants or consented to the Warrant Amendments in the Exchange Offer (the “Private Placement Additional Consideration”).

By executing and delivering the Election to Consent with respect to PIK Notes, together with any other required documents in accordance with the terms of the Offer, electing thereby to participate in the Offer, you will be deemed to have authorized, approved, consented to and executed the PIK Note Amendment and the General Release Agreement.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer Letter and the related Election to Consent is incorporated herein by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is FOXO Technologies Inc. The Company’s principal executive offices are located at 729 N. Washington Ave., Suite 600, Minneapolis, MN 55401. The Company’s telephone number is (612) 562-9447.

(b) Securities. The subject securities are all of the Company’s outstanding PIK Notes. As of April 27, 2023, there were PIK Notes outstanding with an aggregate Outstanding Principal Balance of $3,721,674.61.

The actual number of shares of Class A Common Stock that will be issued by the Company in the Offer will depend on the percentage of holders of PIK Notes that participate in the Offer. If the holders of all of the outstanding PIK Notes participate in the Offer, an aggregate of approximately 4,321,875 shares of Class A Common Stock will be issued to such PIK Note holders in connection with the Offer, on the terms and subject to the conditions of the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 8, Price Range of Class A Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth under Item 2(a) is incorporated herein by reference. The names of the executive officers and directors of the Company as of April 27, 2023 and other persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o FOXO Technologies Inc., 729 N. Washington Ave., Suite 600, Minneapolis, MN 55401. The Company’s telephone number is (612) 562-9447.

Name	Position
Tyler Danielson	Interim Chief Executive Officer and Chief Technology Officer
Robert Potashnick	Chief Financial Officer
Brian Chen, PhD	Chief Science Officer
Michael Will	General Counsel
Taylor Fay (1)	Chief Operating Officer
Bret Barnes	Chairman and Director
Murdoc Khaleghi	Director
Andrew J. Poole	Director

(1)	On April 12, 2023, Taylor Fay notified the Company of his decision to resign as Chief Operating Officer of the Company, effective as of April 28, 2023, to pursue other opportunities.

The information set forth in the Offer Letter under “The Offer, Section 5.E., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer, Sections 1 through 17” is incorporated herein by reference.

(b) Purchases. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 10, Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. No securities will be acquired by the Company pursuant to the Offer.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

Except as described in the Offer Letter under “Risk Factors” and “The Offer,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from a national securities exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act; (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. The information set forth in the Offer Letter “The Offer, Section 9, Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information regarding ownership of Assumed Warrants set forth in the Offer Letter under “The Offer, Section 11, Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None of the Company, its management, its board of directors, the dealer manager or the information agent for the Offer or any other person or class of persons is making any recommendation as to whether holders of PIK Notes should consent to the PIK Note Amendment in the Offer or making any solicitations in connection with the Offer.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference is the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023 (the “10-K”).

The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

In addition, the information set forth in the Offer Letter under “The Offer, Section 12. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the section entitled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of the 10-K is incorporated herein by reference.

(2)	The information set forth in the Offer Letter and the related Election to Consent is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c) Not applicable.

Item 12. Exhibits.

(a) Exhibits Number	Description
(a)(1)(A)	Memorandum, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on March 10, 2023).

(a)(1)(B)	Offer to Amend and Consent Solicitation.

(a)(1)(C)	Election to Consent.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(i)	Agreement and Plan of Merger, dated as of February 24, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc., DWIN Merger Sub Inc., and DIAC Sponsor LLC, in its capacity as Purchaser Representative thereunder (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on March 2, 2022).+

(d)(ii)	Amendment to Agreement and Plan of Merger, dated as of April 26, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on April 27, 2022).

(d)(iii)	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 6, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 6, 2022).

(d)(iv)	Amendment No. 3 to Agreement and Plan of Merger, dated as of August 12, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 12, 2022).

(d)(v)	Merger Agreement, dated January 10, 2023, by and between (i) FOXO Technologies Inc., (ii) FOXO Life Insurance Company (fka Memorial Insurance Company of America), (iii) FOXO Life, LLC and (iv) Security National Life Insurance Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 12, 2023).

(d)(vi)	Certificate of Incorporation of FOXO Technologies Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(vii)	Bylaws of FOXO Technologies Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(viii)	Warrant Agreement, dated December 10, 2020, between Delwinds and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(ix)	Form of Assumed Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(x)	Form of 15% Senior Promissory Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xi)	Investment Management Trust Agreement, dated December 10, 2020, by and between the Delwinds and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(xii)	Registration Rights Agreement, dated December 10, 2020, by and among Delwinds and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(xiii)	Securities Subscription Agreement, dated May 28, 2020, by and between Delwinds and DIAC Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed on September 11, 2020).

(d)(xiv)	Form of Backstop Subscription Agreements, dated February 24, 2022, by and between Delwinds and the Subscription investors thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xv)	FOXO Technologies Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xvi)	2022 Management Contingent Share Plan (including Notice of Grant) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4/A filed on August 26, 2022).

(d)(xvii)	FOXO Technologies Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xviii)	Form of FOXO Technologies Inc. 2020 Equity Incentive Plan Award Agreements (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xix)	Common Stock Purchase Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xx)	Registration Rights Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxi)	Form of Lock-Up Agreement, dated as of February 24, 2022, by and among Delwinds, the Purchaser Representative and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxii)	Form of Voting Agreement, dated as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxiii)	Form of Non-Competition Agreement, effective as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxiv)	Forward Share Purchase Agreement, dated September 13, 2022, by and between (i) Delwinds, (ii) Meteora Special Opportunity Fund I, LP, a Delaware limited partnership (“MSOF”), (iii) Meteora Select Trading Opportunities Master, LP, a Cayman Islands limited partnership (“MSTO”) and (iv) Meteora Capital Partners, LP, a Delaware limited partnership (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxv)	Form of Revised Backstop Subscription Agreement, dated September 13, 2022 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed on September 21, 2022).+

(d)(xxvi)	Insider Letter Amendment (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxviii)	Form of Senior Promissory Note Purchase Agreement (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed on September 21, 2022).+

(d)(xxix)	Placement Agency Agreement (incorporated by reference to Exhibit 10.19 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxx)	Form of Lock-Up Release Agreement (incorporated by reference to Exhibit 10.20 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxxi)	Form of Securities Purchase Agreement, dated as of January 25 2021, by and among FOXO Technologies Inc. (now known as FOXO Technologies Operating Company) and purchaser signatories thereto (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on November 21, 2022).+

(d)(xxxii)	Tyler Danielson’s Offer Letter (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxiii)	Employment Agreement of Robby Potashnick (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxiv)	Amended and Restated Employment Agreement of Brian Chen (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 filed on December 23, 2022).

(d)(xxxv)	Michael Will’s Offer Letter (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxvi)	Merger Agreement dated as of January 20, 2023, by and among Security National Life Insurance Company, FOXO Life, LLC, FOXO Life Insurance Company (fka Memorial Insurance Company of America), and FOXO Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 12, 2023)

(d)(xxxvii)	Employment Agreement of Taylor Fay (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-1/A filed on February 10, 2023).

(d)(xxxviii)	Amendment to Employment Agreement of Taylor Fay (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form S-1/A filed on February 10, 2023).

(g)	Not applicable.

(h)	Not applicable.

+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Filing Fee Exhibit

Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023

FOXO TECHNOLOGIES INC.

By:	/s/ Tyler Danielson
Name:	Tyler Danielson
Title:	Interim Chief Executive Officer